UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2016

Med-X, Inc.
(Exact name of issuer as specified in its charter)

Nevada	46-5473113
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue Canoga Park, California 91304
(Full mailing address of principal executive offices)

(818) 349-2870
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements at the end of this Interim Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Annual Report.

Med-X, Inc. is a Nevada corporation formed in February 2014 to (1) acquire, create and publish high quality Cannabis industry media content through the Company’s media platform, www.marijuanatimes.org, to generate revenue from advertisers as well as through the sale of industry related products, (2) sell Nature-Cide® products to Cannabis cultivators throughout the world, and (3) research and develop, through state of the art compound identification and extraction techniques, and market and sell medically beneficial supplements made from the oils synthesized from the Cannabis plant. The Company’s website, www.marijuanatimes.org, has been displaying Cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the industry on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis come from a combination of regular consultants and contributors, freelance writers, Company personnel and public news sources. The Company also plans to eventually add online ecommerce to its website, offering industry products for sale from third party suppliers and from its own product line, subject in all cases to compliance with applicable federal and state law. The Company’s media division will be profitable if and to the extent that the revenue from advertisers, sponsors and product sales exceeds the cost of the content (expected to be writers’ and content licensing fees) and products offered for sale. We do not anticipate stocking an inventory of third party products for sale, rather, we expect to fill orders on a real time basis directly from third party fulfillment sources.

The Company plans to supply products to the Cannabis agricultural and supply industries, including recently licensed Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, as well as a special insecticidal soil, for which we recently filed a patent application with the United States Office of Patents and Trademarks. Nature-Cide® is a proprietary all natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage Cannabis crops. Nature-Cide® is owned, manufactured and distributed by Pacific Shore Holdings, Inc. (“Pacific Shore”), an affiliate of Med-X. Pacific Shore granted us an exclusive license to use and market the Nature-Cide® brand for the Cannabis industry on a royalty free, worldwide basis in perpetuity, in consideration for Med-X common stock. Pacific Shore will supply Nature-Cide® to Med-X on a wholesale discount basis, and Med-X is expected to market and resell the product to Cannabis growers and suppliers throughout the world. Med-X will also subcontract the Nature-Cide® service truck from Pacific Shore to service California approved medicinal Cannabis patients’ home Cannabis gardens, to help combat known insects encountered by medicinal consumers in their personal indoor and outdoor cultivation.

If and when legally permitted at all levels of the government, the Company’s planned compound identification and extraction research and development operation will be conducted primarily at the Company’s existing 600 square foot indoor cultivation center in Los Angeles County, California, where controlled quantities of high quality Cannabis were being grown, harvested and stored for research and medical use in 2015 and early 2016, to the extent permitted by California law. The fundamental premise of the operation is to make Cannabis oil from the plant, extract a variety of medicinal compounds from the oil, especially the non-THC Cannabidiol (CBD) compounds found in Cannabis and, when seeking supplements for pain management and relief, also THC compounds, testing the efficacy of the supplement prototypes, and producing, marketing and selling natural supplements containing these compounds. The Company has purchased and utilized special equipment designed to facilitate the compound identification and extraction process. Preliminary research in the industry indicates that CBD-based compounds from Cannabis may be effective in treating the symptoms of certain neurological pathologies, but there is much additional research needed to reliably commercialize CBDs for medical purposes. There is no assurance that the Company will be successful in making or selling any medicinal supplements from the CBD or THC compounds identified and extracted by it.

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Once and if Cannabis is legalized for recreational use in California, the Company also plans to acquire sufficient indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred Cannabis for the California medical and recreational Cannabis markets for compound identification and extraction, and for any other market that becomes legally available to the Company in the future as a California grower.

The primary sources of revenue for Med-X are expected to be the proceeds from advertising dollars generated from content published on the Company’s media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise. Management also believes that substantial revenue can be earned from the sale of Nature-Cide® and other proprietary products and services to medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. Med-X may also earn revenue from providing consulting services to other Cannabis industry participants. In the short run, consulting services, licensing and other methods of monetization may be utilized for the Company’s planned Cannabis compound identification and extraction system along with our planned pharmacy automation system, assuming our research and development of those planned products and services are successful. No revenue is expected from the sale of Cannabis or medicinal Cannabis compounds for medical or recreational use until such sale is legal under federal and state law. In the long run, management believes it will see revenue from growing, harvesting and selling high quality, custom-bred Cannabis for the California medical markets, as well as the recreational Cannabis markets assuming Cannabis is generally legalized in California in the future, of which there is no assurance. As a California grower, the Company will approach other markets that become legally available to it in the future, if any.

Results of Operations

The period of January 1, 2015 to June 30, 2015

Revenue. Total revenue for the period of January 1, 2015 to June 30, 2015 was $0. We anticipate that commencing in the third quarter of 2016, our earnings will commence from expected advertising fees and proceeds from the expected sales of Nature-Cide products to Cannabis cultivators.

Operating Expenses. Operating expenses for the period of January 1, 2015 to June 30, 2015 were $155,878. Operating expenses for the period were comprised of organization costs as well as attorney fees, accounting fees, and other administrative expenses associated with setting up our operations.

Net Loss. Net loss for the period of January 1, 2015 to June 30, 2015 was ($155,878). This net loss was the result of organization costs, consulting fees, accounting fees, and administrative costs associated with setting up our operations. Currently operating costs exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

The period of January 1, 2016 to June 30, 2016

Revenue. Total revenue for the period of January 1, 2016 to June 30, 2016 was $2,996. We anticipate that in the third quarter of 2016, our earnings will commence from expected advertising fees and proceeds from the expected sales of Nature-Cide products to Cannabis cultivators.

Operating Expenses. Operating expenses for the period of January 1, 2016 to June 30, 2016 were $973,656. Operating expenses for the period were comprised of research and development expenses for cultivation research, marketing costs to promote the Company’s new website, general and administrative expenses and professional outside service fees incurred in operating the cultivation facility and building the Company’s new website. The substantial increase in operating expenses in 2016 compared to 2015 was also caused by the costs incurred by us to conduct our offering under Regulation A+ of 25,000,000 shares at $0.60 per share to raise capital, which commenced in February 2016.

Net Loss. Net loss for the period of January 1, 2016 to June 30, 2016 was ($972,071). This net loss was the result of little revenue and $973,656 of operating expenses. Currently operating costs exceed revenue because we do not have sales and are actively raising capital. We cannot assure when or if revenue will exceed operating costs.

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Liquidity and Capital Resources

We had net cash of $256,008 at December 31, 2015 and $41,818 at June 30, 2016, primarily from the proceeds of capital raised by the Company in its private placement of common stock, which commenced in September 2014, and in its offering pursuant to Regulation A+ (Tier 2) which commenced in February 2016.

During the period of January 1, 2015 to June 30, 2015, we used ($147,413) of cash for operating activities. A portion of the funds was used to pay general and administrative costs, bookkeeping fees, and professional fees.

During the period of January 1, 2016 to June 30, 2016, we used ($980,555) of cash for operating activities. A large portion of the funds were used to pay for service fees incurred for the cultivation center and the website, and the cost of conducting the Company’s offering of common stock pursuant to Regulation A+ (Tier 2), which commenced in February 2016.

Cash provided by financing activities relating to the issuance of shares of common stock during the period of January 1, 2015 to June 30, 2015 was $363,116. Cash provided by financing activities relating to the issuance of shares of common stock during the period of January 1, 2016 to June 30, 2016 was $817,602. Since inception, our capital needs have primarily been met from the private placement of our common stock at $0.50 per share which commenced in September 2014 and ended when the offering under Regulation A+ commenced in February 2016, pursuant to which we sold shares of common stock at $0.60 per share.

We will have additional capital requirements during 2016 and 2017. We do not expect to be able to satisfy our cash requirements through online sales, and therefore we will attempt to raise additional capital through the sale of our common stock. In February 2016, we commenced an offering of 25,000,000 shares at $0.60 per share under Regulation A+ (Tier 2) of the Securities Act of 1933, as amended. As of September 10, 2016, we had raised approximately $840,000 from the sale of approximately 1,400,000 shares in our Regulation A+ offering, which is scheduled to terminate on October 15, 2016. We plan to file a post-qualification amendment to the Offering Statement under Regulation A+ to extend the offering for up to another year with Monarch Bay Securities, LLC, a FINRA registered broker-dealer firm, as the placement agent on a “best efforts” basis. A copy of our agreement with Monarch Bay Securities, LLC is attached as Exhibit 6.5 to our Annual Report on Form 1-K for the year ending December 31, 2015. There is no assurance that the Company will raise any more capital from its planned extended Regulation A+ offering, which must be reviewed by the Securities and Exchange Commission before the extended offering can be made.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

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Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 “Revenue Recognition in Financial Statements” which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

The Company had minimal revenue during 2014, 2015, and 2016 from two customers. The Company had no returns during 2014, 2015 and 2016.

Stock Based Compensation Expense

We account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined, we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which Med-X has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share-based awards, which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

Med-X will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost. Med-X recognizes expense using the straight-line attribution method.

Item 2.   Other Information

None.

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Item 3.   Financial Statements

MED-X, INC.
BALANCE SHEET
JUNE 30, 2016 and DECEMBER 31,2015

	Six Months
	2016	2015
ASSETS
Current Assets
Cash and cash equivalents	$41,818	$256,008
Accounts Receivable	$568	$200
Inventory	$3,371	$-
Deposits	$105,250	$31,011
Escrow Deposits	43,363	-
Total Current Assets	194,370	287,219

Facility and Equipment and software	238,787	187,550
Less: Accumulated Depreciation	(60,122)	(31,803)
Property and Equipment, Net	178,665	155,747

TOTAL ASSETS	$373,035	$442,966

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$59,832	$25,294
Accrued payables	$5,200	$5,200
Loan Payable	$50,000	$-
Total Current Liabilities	115,032	30,494

Total Liabilities	115,032	30,494
Stockholders' Equity
Common stock (par value of $.001; 300,000,000 shares authorized;
(93,762,812 and 92,394,850 shares issued and outstanding)	93,763	92,395
Preferred stock (par value of $.001; 5,000,000 shares authorized;	-	-
(No shares issued and outstanding)
Additional paid in capital	1,554,672	738,439
Accumulated deficit	(1,390,432)	(418,362)
Total Stockholders' Equity	258,003	412,472

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$373,035	$442,966

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MED-X, INC.
STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2016 AND JUNE 30, 2015

	Six Months	Six Months
	6/30/2016	6/30/2015

Sales	$2,996	$-
Cost of Goods Sold	1,411	-
Gross Profit	1,585	-

General and Administrative Expenses

Selling & Marketing Expenses	470,377	30,440
Research & Development	300	13,010
Personnel & Outside Services Expenses	403,561	50,504
General and Administrative Expenses	99,418	61,924
Total Operating Expenses	973,656	155,878

(Loss) from Operations	(972,071)	(155,878)

(Loss) Before Income Taxes	(972,071)	(155,878)

Net Income (Loss)	$(972,071)	$(155,878)

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MED-X, INC.
STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2016 AND JUNE 30, 2015

	Six Months	Six Months
	2016	2015

Net (loss)	$(972,071)	$(155,878)
Changes in operating assets and liabilities:		-
Accounts receivable	(368)	-
Deposits	(117,602)
Prepaid expenses	-	200
Inventory	(3,371)
Accounts payable	34,539	(2,336)
Loan Payable	50,000
Depreciation	28,318	10,601
Net cash (used in) operating activities	(980,555)	(147,413)
Cash flows from investing activities:
Cash payments for the purchase of property	(51,237)	(82,074)
Net cash (used in) investing activities	(51,237)	(82,074)
Cash flows from financing activities:
Common stock issued for cash net of offering costs	817,602	363,116
Net cash provided by financing activities	817,602	363,116

Net increase in cash and cash equivalents	(214,190)	133,629

Cash and cash equivalents at beginning of year	256,008	40,456

Cash and cash equivalents at end of year	$41,818	$174,085

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Item 4.   Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation *

2.2	Bylaws *

4.1	Subscription Documents *

6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc., as the Licensor. *

6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached. *

6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC *

6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016 **

6.5	Agreement with Monarch Bay Securities, LLC **

8.1	Escrow Services Agreement with FundAmerica Securities, LLC *

________________

*Filed with the original Offering Statement on Form 1-A on August 26, 2015 or with subsequent amendments to such Offering Statement.

**Filed with the Company’s Annual Report on Form 1-K for the fiscal year ending December 31, 2015.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Med-X, Inc.

Date: September 19, 2016	By:	/s/ Matthew Mills
Matthew Mills
Chairman and President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 19, 2016	By:	/s/ Ron Tchorzewski
Ron Tchorzewski
Chief Financial Officer

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